October 16, 2009

Mail Stop 3561

Catherine Balloqui
President, Secretary, Treasurer, Director and Chief Financial Officer and Controller
Terra Energy Resources, Ltd.
225 Franklin Avenue
Midland Park, NJ 07432

RE: Terra Energy Resources, Inc.
File No. 000-52543
Form 8-K: Filed August 4, 2009

Dear Ms. Balloqui:

        We have completed our review of your Form 8-K and have no further comments at this time.

                              Sincerely,

                              Patrick Kuhn
                              Staff Accountant